AB
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09041747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 AND ENDING 12-31-08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A C Trading. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8502 E. Chapman Ave #605
(No. and Street)

Orange (City) CA (State) 92869 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Valerie Barber 714 665-8112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tim Coons, CPA
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla #1110 CA 92037
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

JUN 02 2009

Washington, DC
122

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

m

OATH OR AFFIRMATION

I, Valerie Barber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A C Trading, Inc, as of 5-5, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LISA BUZBY
Commission # 1755280
Notary Public - California
Orange County
My Comm. Expires Jul 13, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AC Trading, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

To the stockholder of
AC Trading, Inc.

I have audited the accompanying statement of financial condition of AC Trading, Inc. (a California Corporation) as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2008. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.C. Trading, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2008, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California, USA
February 6, 2009

AC Trading, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 65,934	$ -	$ 65,934
Accounts Receivable	$ -0-	$ -	$ -0-
Total Assets	$ 65,934	$ -	$ 65,934

LIABILITIES AND EQUITY

Liabilities:	
Due Related Company	$ 8,992
Accounts Payable	624
Total Liabilities	9,616
Stockholder's Equity	
Capital Stock	2,000
Added Paid in Capital	20,549
Retained Earnings (Deficit)	33,769
Total Stockholder's Equity	56,318
Total Liabilities and Equity	$65,934

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 406,654
Other Revenues	560
Total Revenues	407,214
Costs and Expenses:	
Management Fees	402,750
Regulatory Fees	330
Service Charges	203
Professional Fees	2,015
Total Costs and Expenses	405,298
Net Income (Loss) Before Taxes	1,916
Taxes	624
Net Income (Loss) for the Year	$ 1,292

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2007	$ 2,000	$20,549	$ 32,477
Net Income (Loss) for the Year			1,292
Balances, December 31, 2008	$ 2,000	$ 20,549	$ 33,769

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$ 1,292
Add (Deduct) –	
Decrease in due related company	(24,278)
Decrease in taxes payable	(716)
Decrease in accounts payable	(500)
Net Cash Provided (Used) by Operating Activities	(24,201)
Cash Balance, December 31, 2007	$ 90,135
Cash Balance, December 31, 2008	$ 65,934

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Schedule I
Computation of Net Capital
December 31, 2008

Net Capital – Stockholder's Equity	$ 56,318
Additions (Deductions) from Equity Non-allowable assets	(-)
Net Capital	$ 56,318

Schedule II
Computation of Net Capital Requirement
December 31, 2008

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 641
Minimum Dollar Requirement	5,000
Excess Net Capital	51,318
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	55,356

Schedule III
Computation of Aggregate Indebtedness
December 31, 2008

Total aggregated indebtedness from liabilities From financial condition	$ 9,616
Ratio of aggregated indebtedness to net capital	17.1%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2008.

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Notes to Financial Statements
December 31, 2008

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Merryl Lynch for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $56,318, which is $51,318 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2008.

Initial unaudited net capital	$56,318
Audited net capital	$56,318

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2008 was $1.29.

Note 4: Exemption for Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2008 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

To the Stockholder and Board of Directors
AC Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AC Trading, Inc. (a California corporation) (the company) as of December 31, 2008 and have issued an auditor's report thereon dated February 6, 2009.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic assumptions pf aggregate indebtedness (or aggregate debits) and net capital provisions under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and the procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration f internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or graud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within

a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report to the second paragraph of this report are considered by the SEC to be adequate forits purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectices in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons, CPA

San Diego, California USA
February 6, 2009